CARDERO RESOURCE CORP.
(the “Company”)

REPORT OF VOTING RESULTS
(Pursuant to section 11.3 of National Instrument 51-102)

The following matters were put to a vote at the Annual General Meeting of the shareholders of the Company held in Vancouver, British Columbia on September 13, 2012 (“Meeting”). Reference is made to the Management Information Circular of the Company dated August 17, 2012 (the “Circular”) for details on these matters. The report on the voting results is as follows:

1.            Appointment and Compensation of Auditors

By a resolution unanimously passed on a show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, were appointed as the auditors for the Company for the fiscal year ending October 31, 2012 and, in accordance with the Articles of the Company, the directors were authorized to fix the auditors’ remuneration.

2.            Election of Directors

By a resolution unanimously passed on a show of hands, the following individuals were elected as the directors of the Company to hold office until the next annual general meeting of the shareholders of the Company or until their successors are elected or appointed:

HENDRIK VAN ALPHEN
MICHAEL HUNTER
STEPHAN A. FITCH
RYAN DUNFIELD
LEONARD HARRIS
PAUL MATYSEK

3.            Approval of 2012 Incentive Stock Option Plan

The following ordinary resolution was duly passed, upon the taking of a vote by ballot, by the shareholders present at the Meeting in person or by proxy:

1.	the 2012 incentive stock option plan (“2012 Plan”) of the Company be and is hereby approved, ratified and confirmed;

2.

the Company be and is hereby authorized to grant stock options pursuant to the terms and conditions of the 2012 Plan equal in number up to an aggregate fixed percentage of 10% of the issued capital of the Company at the time of grant of any stock option from time to time, and all unallocated stock options issuable pursuant to the 2012 Plan be and are hereby specifically authorized and approved until September 13, 2015;

3.	the 2012 Plan shall become effective as of August 17, 2012 and shall require re-approval by the shareholders on or before September 13, 2015 in order to remain effective past that date;

4.

effective August 17, 2012, the 2012 Plan shall replace the old 2002 incentive stock option plan (“Old Plan”) and all outstanding stock options granted under the Old Plan shall be rolled over into and be subject to the terms and conditions of the 2012 Plan; and

5.

the directors of the Company are hereby authorized to make such amendments to the 2012 Plan as the directors of the Company may, in their sole discretion, determine are necessary, desirable or useful to the extent permitted under the 2012 Plan, including, without limiting the generality thereof, authority, from time to time, to make amendments to the 2012 Plan without the approval of or further authority from the shareholders of the Company, but only as specifically permitted in the 2012 Plan.

The vote on the motion was as follows:

For the motion:	14,820,078 shares (59.76%)
Against the motion:	9,980,874 shares (40.24%)
*Shares represented but withheld:	14,387,052 shares

(*Routine US broker-vote shares voted without beneficial owner instructions and therefore only eligible to vote for the appointment of auditors.)